中国莱阳梨产品市场现状分析

Industry Analysis Report of China Laiyang Pear Related Products (translation)

第三节 莱阳梨产品下游行业发展分析

Section 3 Development Analysis of Downstream Industries of Laiyang Pear Related Products.

I、下游中药行业 Downstream Industry Analysis - Traditional Chinese Medicine(TCM)

（1）行业增长分析 Growth Trends

下游中药行业销售额增长统计表

Annual Sales of Downstream TCM Products

Year	Sales (RMB billion)	YoY Increasement

2003	81	-

2004	95.8	18.3%

2005	105.1	9.8%

2006	127.5	21.3%

2007	177.2	18.9%

2008	217.5	22.7%

2009年	273.2	25.6%

（2）行业对莱阳梨产品的应用现状分析Current Applications and Demands for Laiyang Pear Related Products

用莱阳梨制作的“莱阳梨膏”、“止咳糖浆”是治疗支气管炎、伤风咳嗽的良药。

The Laiyang Pear Paste and Laiyang Pear Cough Syrup products using Laiyang pears as major functional ingredient are effective medicines to treat bronchitis, cold and cough.

1、呼吸、止咳类中药的止咳成分完全可以使用莱阳梨浓缩汁进行替代。

Current cough-stopping functional ingredients in the Chinese traditional medicines that treat respiratory diseases and coughing are completely replaceable by Laiyang Pear juice concentrate.

2、莱阳梨浓缩汁的成本及价格较低，有很强的竞争优势。与莱阳梨浓缩汁相比，其他野生中草药的产量越来越低，而靠人工种植，必将导致原料价格将大幅上升。而莱阳梨的资源丰富，与其他中草药相比，种植成本低，用莱阳梨浓缩汁生产的呼吸、止咳润肺类中药成本仅为其他中草药生产的药物的1/3。

Laiyang Pear juice concentrate is strongly competitive due to its low cost. Among its pear raw materials, the wild herbals have very limited and decreasing production capacity, whereas the application of cultivated herbals lead to significantly increased raw material costs. However, Laiyang pears are featured abundant supply resources, low cultivation costs. Therefore the raw material costs of the traditional Chinese medicines utilizing Laiyang Pear is only one third of that of the peer medicines utilizing other kinds mixed herbals as raw materials.

所以我们对相关原料（包括金银花、胖大海、百合、枸杞、荷叶等）的需求量进行了测算。

Subsequently we’ve studied and estimated the demands from pharmaceutical industry for Laiyang pear juice concentrate and relevant mixed herbals.

以2009年数据为基础：

In 2009,

中药行业销售收入为：2732亿元。

Annual sales of CTM pharmaceutical industry was RMB 273.2 billion (about $40.35 billion ),

以呼吸类、止咳润肺类药物销售收入占中药行业销售收入的28%进行计算为：2732*28%=760亿元。

Of which 28% sales came from the respiratory and cough medicines: RMB 273.2 billion * 28%= RMB 76 billion.

以制药行业所需原料药材成本占18%进行测算，如果这些原料药材全部使用莱阳梨浓缩汁进行替代（莱阳梨浓缩汁的市场价格为22000元/吨），得出市场潜在需求莱阳梨浓缩汁为：62万吨。

The raw material cost accounts for 18% of the RMB 76 billion sales. If all the RMB 76 billion of sales are from products that use Laiyang Pear juice concentrate as major ingredient (market price of Laiyang Pear juice concentrate is approximately RMB 22,000 yuan or $3,238 per ton.), it represents the potential demands for Laiyang Pear juice concentrate from pharmaceutical industry is 620,000 tons (RMB76 billion *18% / RMB 22,000= 621,818.18).

（3）行业发展前景分析Industry Prospect (skipped)

II、下游保健品行业Downstream Industry Analysis - Healthy Supplement Industry

（1）行业增长分析 Growth Trend

下游保健品行业销售额增长统计表

Annual Sales of Downstream Health Supplement Products

Year	Sales (RMB billion)	YoY Increasement

2003	25.5	-

2004	28.6	12.30%

2005	33.1	15.64%

2006	39.2	18.50%

2007	47.1	20.17%

2008	59.3	25.92%

2009	78.0	31.62%

（2）行业对莱阳梨产品的应用现状分析 Current Applications and Demands for Laiyang Pear Related Products

现代生活中，天然、环保、绿色、健康，已成为人们必不可少的生活食品。环境污染、家庭装修、工地扬尘，对人的身体器官造成严重危害，尤其是气管和肺部。有害气体和毒物如二氧化硫、一氧化碳、氨气、粉尘等都会导致肺部疾病，家庭中的煤炉散发的煤气，诱发咳喘、寄生虫、花粉、真菌等能引起肺部的特异过敏反应。为避免肺部受到伤害，及时清理污物，消灭过敏源，同时坚持锻炼，提高机体抗病能力，人们选择食补。而莱阳梨在养生润肺方面恰好可以一展身手。

Natural, eco-friendly, green and health products have become indispensable for modern lives. Environmental pollutions, house decorations and construction dusts cause severe harms to people’s health conditions, especially for the tracheas and the lung. Noxious gas or substances, such as sulfur dioxide, carbon monoxide, ammonia and dusts may cause various lung diseases and lead to asthma and allergic symptoms. For the purpose of protecting lungs, cleaning harmful substances in the human bodies and improve their immune systems, people resort to taking dietary and nutrition supplements regularly. Laiyang pears are proved to provide dramatic effects to help improve lung health and overall body functions.

所以我们对呼吸类保健品行业所需莱阳梨的需求量进行了测算。以2009年数据为基础：

Subsequently we’ve studied and estimated the demands from health-supplement industy for Laiyang pears. In 2009,

保健品行业销售收入为：780亿元。

Annual sales of health-supplement industry was RMB 78 billion (about $11.52 billion ),

以呼吸类、止咳润肺类保健品销售收入占保健品行业销售收入的30%进行计算为：780*30%=234亿元。

Of which 30% sales came from health supplement products for the respiratory diseases and cough: RMB 78 billion * 30%= RMB 23.4 billion.

以保健品行业所需原料成本占15%进行测算，如果这些原料全部使用莱阳梨浓缩汁进行替代（莱阳梨浓缩汁的市场价格为22000元/吨），得出市场潜在需求莱阳梨浓缩汁为：16万吨。

The raw material cost accounts for approximate 15% of the RMB 23.4 billion sales. If all the RMB 23.4billion of sales are from products that use Laiyang Pear juice concentrate as major ingredient (market price of Laiyang Pear juice concentrate is approximately RMB 22,000 yuan or $3,238 per ton.), it represents the potential demands for Laiyang Pear juice concentrate from health supplement industry is 160,000 tons (RMB23.4 billion *15% / RMB 22,000= 159,555 tons).

综上所述，根据中药行业和保健品行业的市场分析，莱阳梨浓缩汁的潜在市场需求量为70-80万吨，这些产品必将会部分替代生产治疗呼吸、支气管炎、止咳药物、保健品的原料。

In summary according to the above demand analysis to TCM pharmaceutical and health supplement industries, the potential market demands for Laiyang Pear juice concentrate is 700-800 thousand tons in 2009. Laiyang Pear juice concentrate is taking more and more market shares from other peer ingredients to produce the medicines and health supplement products related to the respiratory and bronchitis diseases.

以制药行业所需原料药材成本占18%进行测算，如果这些原料药材全部使用莱阳梨浓缩汁进行替代（莱阳梨浓缩汁的市场价格为22000元/吨），得出市场潜在需求莱阳梨浓缩汁为：62万吨。